Contact

www.linkedin.com/in/brian-hand-2ba4485 (LinkedIn)

Top Skills

Litigation

Commercial Litigation

Corporate Law

Brian Hand

Principal at Jusmedico Law Group

Port Chester, New York, United States

Experience

Jusmedico Law Group

Principal

January 2021 - Present (3 years 1 month)

New York, United States

Nordlicht & Hand

Owner

April 1991 - January 2021 (29 years 10 months)

Education

Fordham University School of Law

· (1983 - 1986)